Exhibit 99.1

Country Style Cooking Announces Shareholder Approval of Merger Agreement

Chongqing, China, April 20, 2016 -- Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger dated December 17, 2015 (the “Merger Agreement”), among the Company, Country Style Cooking Restaurant Chain Holding Limited (“Parent”) and Country Style Cooking Restaurant Chain Merger Company Limited (“Merger Sub”), pursuant to which, Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger.

Approximately 98.09% of the ordinary shares voted in person or by proxy at today’s meeting were voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with various other parties to the Merger Agreement to satisfy all other conditions precedent to the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible. If and when completed, the Merger will result in the Company becoming a privately held company and its American depositary shares, each representing four ordinary shares of the Company, will no longer be listed on the New York Stock Exchange.

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd. (NYSE: CCSC) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Safe Harbor Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, among others, those concerning the expected timing of the completion of the Merger; the possibility that various closing conditions for the Merger may not be satisfied or waived and the Merger may not occur and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by the Company, including the Schedule 13E-3 transaction statement and the proxy statement. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Uncertainties and assumptions and the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

Contacts:

Country Style Cooking Restaurant Chain Co., Ltd.

Phone: +86-23-8866-8866

E-mail: ir@csc100.com

ICR Inc.

Bill Zima

Phone: +86-10-6583-7511 or +1-646-328-2520

E-mail: bill.zima@icrinc.com